



Brian Smith · 3rd

Head of Operations at Lash.Live

Encinitas, California, United States · 500+ connections ·

Contact info

Lash.Live

UCLA Graduate School of Management

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Brian Smith, Speaker, Author "The Birth of a Brand" introduction.
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UGG Founder, Brian Smith, "The Birth Of A Brand" Introduction.



UGG Cover



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Activity

11,418 followers

 **(Father) Why are you throwing your life away to become an entrepreneur?**
Brian commented

 **good to see you are still at it Denni** **long time since we peddled Ugg...**
Brian commented

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Experience

Head of Operations
Lash.Live
Jan 2020 – Present · 1 yr 4 mos

Entrepreneur, Author, Speaker, Coach
Brian Smith Speaker
2012 – Present · 9 yrs
Encinitas CA

Brian is a passionate innovator and your catalyst for change!

Success and failure (as those two impostors go) have brought a general wisdom to Brian that he has shared in his book "The Birth Of A Brand". ...see more

   

Founder
UGG Holdings Inc
Nov 1978 – Jul 1995 · 16 yrs 9 mos
Carlsbad,Ca

Began importing Sheepskin boots from Australia in the late 70's. Over seventeen years, established UGG as a high quality, comfort casual footwear Brand in retail outlets across the US.

Education

UCLA Graduate School of Management
1978 – 1979

Media (1)



UCLA_Anderson_Management 🖼

Institute of Chartered Accountants Australia
Chartered Accountant, Accounting
1965 – 1977

Volunteer experience


Keynote Speaker
San Diego State University


Keynote Speaker
Harvard University


Keynote Speaker
Indiana University

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